UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

IO Biotech, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

449778109
 (CUSIP Number)

Christian Elling
Lundbeckfond Invest A/S
Scherfigsvej 7
DK-2100 Copenhagen Ø
+45  2062 1276
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449778109	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Lundbeckfond Invest A/S

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,049,452 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,049,452 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,049,452 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The board of directors of Lundbeckfond Invest A/S, consisting of Steffen Kragh, Lars Holmqvist, Susanne Krüger Kjær, Michael Kjær, Peter Schütze, Gunhild Waldemar, Svend Andersen, Ludovic Tranholm Otterbein, Vagn Flink Møller Pedersen and Kristian Funding Andersen, and Lene Skole, the chief executive officer of Lundbeckfond Invest A/S, may be deemed to share voting and investment authority over the shares held by Lundbeckfond Invest A/S. No individual member of the board of directors of Lundbeckfond Invest A/S is deemed to hold any beneficial ownership in the shares held by Lundbeckfond Invest A/S.

(2)
Based upon 27,742,767 shares of Common Stock expected to be outstanding upon closing of the Company’s IPO, as reported in the Company’s prospectus pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on November 8, 2021.

CUSIP NO. 449778109	Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of IO Biotech, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive office is located at Ole Maaloes Vej 3, DK 2200 Copenhagen N, Denmark.

Item 2.	Identity and Background

(a)
This Schedule 13D is filed by Lundbeckfond Invest A/S (the “Reporting Person”).  The board of directors of Lundbeckfond Invest A/S, consisting of Steffen Kragh, Lars Holmqvist, Susanne Krüger Kjær, Michael Kjær, Peter Schütze, Gunhild Waldemar, Svend Andersen, Ludovic Tranholm Otterbein, Vagn Flink Møller Pedersen and Kristian Funding Andersen, and Lene Skole, the chief executive officer of Lundbeckfond Invest A/S, may be deemed to share voting and investment authority over the shares held by Lundbeckfond Invest A/S. Neither Lene Skole nor any individual member of the board of directors of Lundbeckfond Invest A/S is deemed to hold any beneficial ownership in the shares held by Lundbeckfond Invest A/S.

(b)	The business address of the Reporting Person and each of the natural persons identified in response to Item 2(a) is Scherfigsvej 7, DK-2100 Copenhagen, Denmark.
(c)	Lundbeckfond Invest A/S is a private Danish corporation responsible for managing assets of the Lundbeck Foundation.
(d)	Within the last five years, neither the Reporting Person nor any natural person identified in response to Item 2(a) has been convicted in any criminal proceedings.
(e)
Within the last five years, neither the Reporting Person nor any natural person identified in response to Item 2(a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is incorporated in Denmark, and each of the natural persons identified in response to Item 2(a) are citizens of Denmark.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Company’s initial public offering (“IPO”), which closed on November 9, 2021, the Reporting Person acquired securities of IO Biotech ApS as follows:

In December 2015, the Reporting Person acquired 31,982 Class B Preference Shares at a purchase price of €46.90 per share. In December 2016, the Reporting Person acquired 53,304 Class B Preference Shares at a purchase price of €51.59 per share. In May 2018, the Reporting Person acquired convertible notes for an aggregate purchase price of $3,513,161; in December 2018, such notes converted into 52,404 Class B Preference Shares, representing a purchase price of €59.33 per share. In January 2019, the Reporting Person acquired convertible notes for an aggregate purchase price of $3,444,247; in April 2020, such notes converted into 53,414 Class B Preference Shares, representing a purchase price of €59.33 per share. In July 2020, the Reporting Person acquired 28,491 Class B Preference Shares for an aggregate purchase price of $1,921,869, or a purchase price of €59.33 per share.

In January 2021, the Reporting Person acquired 63,688 shares of Class C Preference Shares for an aggregate purchase price of $7,741,583, or a purchase price of €100.49 per share. In October 2021, the Reporting Person acquired 86,846 shares of Class C Preference Shares for an aggregate purchase price of $11,122,068, or a purchase price of €110.54 per share.

Prior to the IPO closing, in October 2021, the Company consummated a corporate reorganization, pursuant to which each IO Biotech ApS Class B Preference Share was exchanged for a share of the Company’s Series B Preferred Stock of the Issuer, and each IO Biotech ApS Class C Preference Share was exchanged for a share of the Company’s Series C Preferred Stock of the Issuer.

CUSIP NO. 449778109	Page 4 of 6 Pages
On November 9, 2021, in connection with the closing of the Company’s IPO, the Reporting Person’s 219,595 shares of Series B Preferred Stock converted automatically, and for no additional consideration, into 2,014,161 shares of Common Stock, and the Reporting Person’s 150,534 shares of Series C Preferred Stock converted automatically, and for no additional consideration, into 1,892,434 shares of Common Stock. Also on November 9, 2021, the Reporting Person acquired 2,142,857 shares of Common Stock in the IPO at a price of $14.00 per share. Following these transactions in the IPO, the Reporting Person beneficially owned a total of 6,049,452 shares of Common Stock.

Each of the foregoing purchases was funded by the working capital of the Reporting Person.

Item 4.	Purpose of Transaction

The response to Item 3 is incorporated by reference herein.

The Reporting Person acquired the shares of Common Stock for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.  The Reporting Person expects to review from time to time its investment in the Company and may, depending on its applicable legal, regulatory and contractual obligations, the Issuer’s financial position, business prospects and investment strategy, and prevailing market, economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, among other things: (i) purchasing additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) selling all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; or (iii) changing their intention with respect to any and all matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Christian Elling, a Managing Partner of Lundbeckfonden Emerge, a division of Lundbeckfond Invest A/S, serves as a director on the Company’s board of directors.  Dr. Elling disclaims beneficial ownership of the shares held by Lundbeckfond Invest A/S.  Consistent with its investment intent, the Reporting Person may, including through Dr. Elling, engage in communications with, without limitation, one or more other members of the Company’s board of directors, one or more officers of the Company, one or more shareholders of the Company, or other third parties, regarding the Company, including but not limited to its operations, governance, business, strategy or control, or plans or proposals which relate to or could result any of the matters listed in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth above, the Reporting Person currently has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 6,049,452 shares of Common Stock, which represents approximately 21.8% of the total number of shares of Common Stock outstanding.  The board of directors of the Reporting Person, including Steffen Kragh, Lars Holmqvist, Susanne Krüger Kjær, Michael Kjær, Peter Schütze, Gunhild Waldemar, Svend Andersen, Ludovic Tranholm Otterbein, Vagn Flink Møller Pedersen and Kristian Funding Andersen, and Lene Skole, the chief executive officer of the Reporting Person, may be deemed to share voting and investment authority over the shares held by the Reporting Person.  Neither Lene Skole nor any individual member of the Reporting Perosn’s board of directors is deemed to hold any beneficial ownership in the shares held by the Reporting Person.

The beneficial ownership percentage reported herein was calculated based on 27,742,767 shares of Common Stock expected to be outstanding upon closing of the Company’s IPO, as reported in the Company’s prospectus pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on November 8, 2021.

(c) The response to Item 3 is incorporated by reference herein.  Except for transactions reported herein, there have been no transactions in shares of Common Stock by the Reporting Person in the past sixty days.

CUSIP NO. 449778109	Page 5 of 6 Pages
(d) Under certain circumstances set forth in the governing documents of Lundbeckfond Invest A/S, the stockholders of Lundbeckfond Invest A/S may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

Investors’ Rights Agreement

On October 29, 2021, the Reporting Person and certain other Company shareholders entered into an investors’ rights agreement (the “IRA”) with the Issuer.  Pursuant to the IRA, the Reporting Person and other holders of Company Preferred Stock were given certain registration rights, including demand registration rights, Form S-3 registration rights and piggyback registration rights, under the Securities Act of 1933, as amended, with respect to their shares of Common Stock (the “registerable securities”).  Beginning 6 months after the effective date of the registration statement, the holders of a majority of the registrable securities then outstanding can send a written request to the Company to file a registration statement under the Securities Act covering at least 40% of the registrable securities then outstanding, in which case the Company is obligated to register the sale of all registrable securities that the holders may request in writing to be registered.  In addition, the holders of at least 30% of the registrable securities then outstanding can request that the Company register all or a portion of their shares on Form S-3 if the Company is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is in excess of $10 million.  Further, if the Company registers any of its securities for public sale, holders of then-outstanding registrable securities will have the right to include their registrable securities in such registration statement, subject to certain exclusions.  All of these registration rights will expire, with respect to any particular holder, on the earliest to occur of (a) three years following the completion of the Company’s IPO or (b) at such time that all of the holder’s registrable securities can be sold without limitation in any ninety-day period without registration in compliance with Rule 144 or a similar exemption.

Lock-Up Agreements

The Company, its officers and directors, including Dr. Elling, and the holders of substantially all of its outstanding securities, including Lundbeckfond Invest A/S, entered into lock-up agreements (each, a “Lock-Up Agreement”), pursuant to which they agreed, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, for 180 days after the date of the IPO prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC, on behalf of the underwriters of the Company’s IPO.

The foregoing descriptions of each of the IRA and the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the agreement and form of such agreement, respectively, filed as Exhibit 99.2 and Exhibit 99.3, respectively, to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Power of Attorney, dated as of November 19, 2021

Exhibit 99.2	Investors’ Rights Agreement, dated October 29, 2021 (incorporated by reference to Exhibit 10.13 to the Issuer’s registration statement on Form S-1, File No. 333-260301).

Exhibit 99.3:	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s registration statement on Form S-1, File No. 333-260301)

CUSIP NO. 449778109	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LUNDBECKFOND INVEST A/S

		By:	/s/ Brian Burkavage
		Name:	Brian Burkavage
		Title:	Attorney-in-Fact for Christian Elling, Managing Partner, and Lene Skole, Chief Executive Officer

Date:	November 19, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).